

October 24, 2019

Jean-Frédéric Viret
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

> **Re: Coherus BioSciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed August 5, 2019**
> **File No. 001-36721**

Dear Mr. Viret:

We have reviewed your October 15, 2019 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2019 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview Cost of Goods Sold, page 32

1. We acknowledge your response to our comments. Please revise your future filings to disclose the following and provide us with a draft of your proposed disclosures:
    - the amount of estimated historical cost of the inventory build-up prior to your regulatory approval that had been expensed as R&D for each period presented,
    - the effect zero cost inventory had on your historical results of operations,
    - the expected effect on future results of operations and the assumptions made in this regards,

- the estimated selling value as of the balance sheet date and estimated period to sell, and
- why you believe the shelf life of 12 months for the bulk drug substance, pegfilgrastim, will not affect your ability to sell the inventory after the shelf life expires. In this respect, tell us why adding the shelf life of the bulk drug substance to the shelf life of the finished drug product is appropriate in determining the shelf life of the inventory.

You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551- 3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences